UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70466

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AGILE TRADING TECHNOLOGIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 TOWN PLACEC STE 210
(No. and Street)

BRYN MAWR	PA	19010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JANICE PARISE	212 751-4422	JPARISE@DFPPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MARCUM LLP
(Name – if individual, state last, first, and middle name)

1601 MARKET ST. 4TH FL	PHILADELPHIA	PA	19103
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __CURTIS RICHINS_____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of __AGILE TRADING TECHNOLOGIES, LLC_____, as of
__12/31_____, 2 _023_, is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2026

Notary Public

Signature: _____

Title:
__CHIEF EXECUTIVE OFFICER__

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Agile Trading Technologies, LLC

Financial Statements
For the Years Ended December 31, 2023 and 2022

Agile Trading Technologies, LLC

Contents

Report of Independent Registered Public Accounting Firm   3

Financial Statements
    Statements of Financial Condition   5
    Notes to Financial Statements   6-11



MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of **Agile Trading Technologies, LLC**

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Agile Trading Technologies, LLC (the "Company") as of December 31, 2023 and 2022 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

Marcum LLP

Philadelphia, PA
March 6, 2024

Financial Statements

Agile Trading Technologies, LLC

Statements of Financial Condition

December 31,		2023		2022
Assets				
Cash	$	1,092,758	$	763,159
Accounts Receivable, net		213,544		184,800
Due from related party		-		2,398
Prepaid expenses and other assets		22,428		15,094
Property and equipment, net		-		30,556
Right of use asset		57,821		70,912
Total Assets	$	1,386,551	$	1,066,919
Liabilities and Members' Equity				
Accounts payable and accrued expenses	$	101,153	$	109,000
Due to related party		130,197		-
Lease liability		65,847		72,239
Total Liabilities		297,197		181,239
Commitments and Contingencies				
Members' Equity		1,089,354		885,680
Total Liabilities and Members' Equity	$	1,386,551	$	1,066,919

See accompanying notes to financial statement.

1. Summary of Significant Accounting Policies

Nature of Operations

Agile Trading Technologies, LLC (the "Company") was formed as a limited liability company on January 17, 2019 under the laws of the State of Delaware. The principal activity of the Company is to provide mortgage capital market related technology solutions for its clients, which include broker dealers, mortgage companies, and hedge advisory firms. The Company is headquartered in Bryn Mawr, Pennsylvania. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was approved to commence business on October 19, 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements. Actual results could differ from those estimates and these differences could be material.

Cash

The Company considers all highly-liquid investments with an original maturity of 90 days or less at date of purchase to be cash equivalents. There are no cash equivalents at December 31, 2023 and 2022.

Accounts Receivable and Allowance for Credit Losses

The Company performs ongoing credit evaluations of its customers' financial condition and has not experienced any significant collection problems to date. Accounts receivable payment terms are consistent across the company's products and services and are stated in the financial statements as accounts receivable, net of an allowance for credit losses. Accounts that are outstanding longer than the payment terms are considered past due. The Company determines its allowance by considering a number of factors, including length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible. At December 31, 2023 and 2022, the allowance for credit losses totals $0.

Property and Equipment

All property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operations on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease period, if shorter. Generally, estimated useful lives are as follows:

	Years
Leasehold improvements	Shorter of 7 years or the lease term
Furniture and fixtures	5
Computers, office equipment and other	2-3

Upon the disposal or retirement of property and equipment, cost and related accumulated depreciation are removed from the accounts. Gains and losses from dispositions are credited or charged to operations. Expenditures for ordinary maintenance and repairs are charged to expense. Additions or betterments to property and equipment are capitalized at cost.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with the operating agreement. In addition, the Company is subject to income-based taxes in certain states. Accordingly, any tax expense or benefit reflected in the financial statements relates only to state taxes.

The Company elected to be subject to the California passthrough entity tax for 2023 and 2022 whereby the Company is assessed a tax on its qualifying net income at a rate of 9.3%. Payments related to the tax are deductible by the members for federal income tax purposes and the members are credited for the tax on their individual California tax returns for their proportional share. At December 31, 2023 and 2022, income taxes payable of $0 and $35,000, respectively, were included within accounts payable and accrued expenses on the statements of financial condition.

Uncertain Income Tax Positions

As of December 31, 2023 and 2022, the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. In addition, the Company believes its tax status as a pass-through entity would be sustained under Federal, state or local income tax examination.

The Company files income tax returns with Federal and certain state jurisdictions. For Federal, state and local income tax purposes, the Company is potentially subject to examination for years subsequent to 2019. The Company is not currently under examination with any Federal, state or local taxing authorities. Any tax, interest or penalties assessed upon examination of these returns would be the responsibility of the members.

Contract Assets and Liabilities

When a contract results in revenue being recognized in excess of the amount the Company has invoiced or has the right to invoice to the customer, a contract asset is recognized. There were no contract assets included in the accompanying statements of financial condition at December 31, 2023 and 2022.

Contract liabilities consist of payments received from customers, or such consideration that is contractually due, in advance of providing the product or performing services such that control has not passed to the customer. Contract liabilities are presented as deferred revenue on the accompanying statements of financial condition as of December 31, 2023 and 2022. There were no contract liabilities in the accompanying statements of financial condition as of December 31, 2023 and 2022.

2. Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through issuance of Accounting Standards Updates ("ASUs").

For the years ending December 31, 2023 and 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the years then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

3. Concentration of Credit Risk

Cash

The Company maintains cash with a financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per depositor. As of December 31, 2023 and 2022, the cash balance exceeded federally insured limits. The Company mitigates this risk by only depositing funds with major financial institutions and has not experienced any losses from maintaining cash balances in excess of federally insured limits.

Accounts Receivable

The Company is also potentially subject to credit risk in its accounts receivable. During 2023 and 2022, one customer accounted for 14% and 12% of accounts receivable, net as of December 31, 2023 and 2022, respectively. Although the Company is directly affected by the financial condition of its customers the Company does not believe significant credit risks exist at year end.

4. Property and Equipment

Property and equipment consist of the following:

December 31,	2023	2022
Computers and software	$ 100,000	$ 100,000
	100,000	100,000
Less accumulated depreciation	(100,000)	(69,444)
Total	$ -	$ 30,556

5. Leases

During 2022, the Company adopted FASB ASC Topic 842, Accounting for Leases ("ASC 842"). Under ASC 842, a lessee recognizes a right-of-use ("ROU") asset and a related lease liability on the statement of financial condition for most leases.

The Company's operating leases, in which the Company is lessee, include real estate for the corporate office. The Company determines whether an arrangement contains a lease at lease inception. Leases are classified as either financing or operating at the commencement date of the lease.

On November 22, 2022, the Company entered into an office sublease at its corporate headquarters location. The sixty-six-month lease requires the payment of fixed base rent plus variable HVAC maintenance fees, utility charges and other charges which will be paid proportionate to the Company's share of the total space under the sublessor's primary lease. The sublease requires no payments of base rent during the first six months of the term of the sublease. Thereafter, the sublease contains annual increases in base rent beginning after month eighteen of the sublease term.

The sublease contains no options to extend or terminate the lease prior to its expiration, has no residual value guarantees, provides no options for the Company to purchase the underlying asset and contains no covenants or restrictions other than restricting use of the subleased space to general office use.

The Company recorded an ROU and lease liability in the amount of $72,003 upon entering into the sublease. The Company elected the lease and non-lease components practical expedient for its office leases. The Company also elected the practical expedient and accounting policy election related to short term leases. The sublease does not provide a readily determinable implicit discount rate. Therefore, we elected to use rate of 3.938%, as of the sublease date, in determining the present value of the lease liability.

The future payments due under the sublease, for each of the next five years, of as December 31, 2023 are as follows:

Years ending December 31	Amount
2024	$ 15,900
2025	16,127
2026	16,354
2027	16,581
2028	6,948
Total future lease payments	$ 71,910
Less imputed interest	6,063
Lease liability	$ 65,847

6. Contingencies

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2023 and 2022, or during the years then ended.

7. Related Party Transactions

The Chief Executive Officer ("CEO") and Chief Operating Officer ("COO") are also the Members of the Company. The CEO and COO are also the owners of MCT. As of year end, the Company and MCT were under common control.

The Company and MCT are parties to an Asset Purchase Agreement, License Agreement, Expense Sharing Agreement and Client Referral Agreement. Under the Asset Purchase Agreement, MCT sold the TAM platform, developed by MCT, to the Company for $100,000. Under the License Agreement, the Company licenses the use of TAM to MCT. Under the terms of the Expense Sharing Agreement, the CEO and COO, and other employees of MCT, provide services to the Company. Under the terms of the Client Referral Agreement, MCT is obligated to pay a commission to Agile for qualified referrals of clients if the referral results in MCT being engaged to provide the referred client a product or service within twelve months of the referral date.

The amounts due from MCT related to licensing fee revenue and due to MCT related to the Expense Sharing Agreement are reflected net as $130,197 due to related party and $2,398 due from related party as of December 31, 2023 and 2022, respectively, in the accompanying statements of financial condition.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

8. Members' Equity

The Company has authorized two classes of units, Voting and Nonvoting. As of December 31, 2023 and 2022, authorized and issued units were as follows:

	Authorized	Issued
Voting	10,000	10,000
Nonvoting	90,000	90,000

The Company is also authorized to issue new voting and nonvoting units, including units with different rights, privileges or preferences.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023 and 2022, the Company had net capital of $853,381 and $652,832 which was $837,422 and $645,477 in excess of its required net capital of $15,959 and $7,355; and the Company's ratio of aggregate indebtedness ($239,377 and $110,327) to net capital was 0.28 and 0.17 to 1, respectively, which are less than the 15 to 1 maximum allowed.

10. Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 6, 2024. Based on this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.